UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

August 10th ,2026

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Management Office

25 de Mayo 175

City of Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Ciudad Autónoma de Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material Fact:

Acquisition of YPF’s shares in MetroGAS S.A. and MetroENERGÍA S.A.

Dear Sirs:

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

YPF S.A. (“YPF”) conducted a competitive process for the sale of its shareholding interest in MetroGAS S.A. (“MetroGAS”) and MetroENERGÍA S.A. (“MetroENERGÍA”).

As a result of such process, and having evaluated the offers received, we hereby inform that on August 10, 2026, YPF accepted the offer submitted on that same date by Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) (the “Offer”) for the purchase of: (i) 70% of YPF’s share capital and voting rights in MetroGAS, consisting of 290,277,316 registered, non-endorsable Class A shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share, and 108,142,529 registered, non-endorsable Class B shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share; and (ii) 5% of YPF’s share capital and voting rights in MetroENERGÍA, consisting of 11,500 registered, non-endorsable Class A shares with a nominal value of AR$1 (one Argentine peso) each and entitled to one vote per share (the “Transaction”). The purchase price for the Transaction amounts to U.S. dollars seven hundred eighty million (US$780 million) and, as a result thereof, YPF will divest its entire shareholding interest in MetroGAS and MetroENERGÍA.

Moreover, the closing of the Transaction is subject to the fulfillment of the conditions precedent set forth in the Offer, including, among others, the applicable regulatory approvals, including the approval of the Ente Nacional Regulador del Gas y la Electricidad (ENRGE).

Yours faithfully,

Lucila Ramallo

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2026